UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Fresh Tracks Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

10802T204
(CUSIP Number)

Stephen Gustin Exploration Capital 250 East 200 South, Floor 16 Salt Lake City, UT 84111 212.220.4444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10802T204

(1)	Name of Reporting Person Exploration Capital, LLC
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power None
	(8)	Shared Voting Power 1,226,024
	(9)	Sole Dispositive Power None
	(10)	Shared Dispositive Power 1,226,024

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,226,024

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

(13)	Percent of Class Represented by Amount in Row (9) 20.5%

(14)	Type of Reporting Person OO

CUSIP No. 10802T204

(1)	Name of Reporting Person Stephen L. Gustin
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 47,000
	(8)	Shared Voting Power 1,273,024
	(9)	Sole Dispositive Power 47,000
	(10)	Shared Dispositive Power 1,273,024

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,024

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

(13)	Percent of Class Represented by Amount in Row (9) 21.3%

(14)	Type of Reporting Person IN

This Statement on Schedule 13D is filed with respect to 1,273,024 shares of the Common Stock, par value $0.01 per share, of Fresh Tracks Therapeutics, Inc. (“FRTX” or the “Issuer”) held by Exploration Capital, LLC (“X-Cap”) and by Stephen L. Gustin (“Stephen Gustin”). X-Cap and Stephen Gustin previously filed a Statement on Schedule 13G with respect to the ownership of Common Stock, par value $0.01 per share (the “Shares”) of FRTX. X-Cap and Stephen Gustin are required to file this Statement on Schedule 13D as a result of acquiring additional Shares of FRTX such that aggregate beneficial ownership exceeds 20%.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.01 per share, of Fresh Tracks Therapeutics, Inc., a Delaware corporation. The address of the principal executive offices of the Issuer is 2000 Central Avenue, Boulder, CO 80301.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:

This statement is filed by Exploration Capital, LLC and Stephen L. Gustin. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Residence or business address:

The address of the principal office of each Reporting Person is 250 East 200 South, Floor 16, Salt Lake City, UT 84111.

(c) Present principal occupation or employment:

X-Cap’s principal business is investment management. Stephen Gustin’s principal business is serving as Managing Partner of X-Cap.

(d) Criminal convictions:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship / State of incorporation/organization:

X-Cap is organized under the laws of the State of Delaware. Stephen Gustin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares by X-Cap were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the margin loans, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Shares held individually by Stephen Gustin were purchased with personal funds.

A total of approximately $1,133,808 was paid (excluding brokerage commissions) to acquire the 1,273,024 shares reported herein.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may determine to purchase additional Shares in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons have any present plans to sell any Shares, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Except as set forth above, the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Amount and percentage owned:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons.

The percentages used herein are calculated based upon 5,973,306 shares of common stock outstanding as of March 15, 2024, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2024.

(b) Sole or shared power:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions in the securities of the issuer during the past 60 days:

Schedule A annexed hereto lists all transactions in securities of the Issuer by X-Cap during the past 60 days. All of the transactions were in the open market. No securities were purchased individually by Stephen Gustin in the past 60 days.

(d) Others with power to direct receipt of dividends/sale proceeds:

None

(e) Date ceased to be beneficial owner of more than five percent:

Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:	05/08/2024

Exploration Capital, LLC

Signature.	/s/ Stephen L. Gustin
	Stephen L.	Gustin
	Managing	Partner

Stephen L. Gustin

Signature.	/s/ Stephen L. Gustin
	Stephen L.	Gustin

CUSIP No. 10802T204

Schedule A

Transactions in the Securities of the Issuer During the Past Sixty Days

Trade Date	Shares	Price ($)	Buy/Sell
03/11/24	5,703	0.91	Buy
03/12/24	1,500	0.91	Buy
03/13/24	9,126	0.92	Buy
03/19/24	10	0.90	Buy
03/20/24	287	0.91	Buy
03/27/24	51,634	0.90	Buy
03/28/24	2,586	0.90	Buy
04/01/24	354	0.89	Buy
04/03/24	12,928	0.91	Buy
04/04/24	3,400	0.91	Buy
04/05/24	1,050	0.91	Buy
04/09/24	2,188	0.88	Buy
04/10/24	1,000	0.88	Buy
04/19/24	4,277	0.91	Buy
04/22/24	16,908	0.90	Buy
04/23/24	343	0.91	Buy
05/01/24	162,351	0.92	Buy
05/02/24	2,222	0.91	Buy
05/04/24	324	0.91	Buy
05/06/24	320	0.89	Buy